THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING HAMMERHEAD ENERGY INC., CRESCENT POINT ENERGY CORP. AND THE SECURITYHOLDERS OF HAMMERHEAD ENERGY INC.

IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR USE BY REGISTERED HOLDERS OF CLASS A COMMON SHARES

OF HAMMERHEAD ENERGY INC.

Please read the "Instructions" set out below carefully before completing this letter of transmittal.

TO: HAMMERHEAD ENERGY INC. ("HAMMERHEAD")
 CRESCENT POINT ENERGY CORP. ("CRESCENT POINT")
 COMPUTERSHARE INVESTOR SERVICES INC. (THE "DEPOSITARY")

This letter of transmittal (the "Letter of Transmittal") is for use by registered holders ("Shareholders") of Class A common shares ("Common Shares") of Hammerhead in connection with the proposed plan of arrangement (the "Arrangement") involving Hammerhead, Crescent Point, and the securityholders of Hammerhead pursuant to the Arrangement Agreement between Hammerhead and Crescent Point dated November 6, 2023 (the "Arrangement Agreement"), which is being submitted for approval at a special meeting (the "Meeting") of Shareholders to be held on December 20, 2023 or any adjournment or postponement thereof. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the management information circular - proxy statement of Hammerhead dated as of November 17, 2023 (the "Information Circular").

This Letter of Transmittal is not to be used by non-registered holders of Common Shares. Non-registered holders of Common Shares should contact their intermediary/broker which holds their Common Shares on their behalf to arrange for the deposit of their Common Shares.

The Arrangement provides that, among other things, Crescent Point will acquire all of the issued and outstanding Common Shares, and Hammerhead will become a direct wholly-owned subsidiary of Crescent Point. If the Arrangement is completed, Shareholders (other than Dissenting Shareholders) will receive total Consideration of $21.00 per full Common Share, consisting of the Cash Consideration, being $15.50 in cash and the Share Consideration, being 0.5340 of a CPG Share.

See the Information Circular and in particular the section entitled "The Arrangement" in the Information Circular for additional details regarding the Consideration to be received by Shareholders pursuant to the Arrangement.

No fractional CPG Shares will be issued under the Arrangement. Where the aggregate number of CPG Shares issuable to a Shareholder would result in a fraction of a CPG Share being issuable, such Shareholder shall receive, in lieu of such fractional share, the nearest whole number of CPG Shares, as applicable. For greater certainty where such fractional interest is greater than or equal to 0.5, the number of CPG Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of CPG Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares registered in the name of such Shareholder shall be aggregated without regard to any underlying beneficial ownership of such Common Shares.

If the aggregate cash amount which a Shareholder is entitled to receive pursuant to the Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Shareholder is entitled to receive shall be rounded down to the nearest whole $0.01.

Completion of the Arrangement is subject to, among other things, Court approval, regulatory approvals and the approval of the Arrangement Resolution at the Meeting.

Shareholders are strongly urged to read the Information Circular which accompanies this Letter of Transmittal and describes, among other things, the Arrangement.

Until a Shareholder deposits their certificate(s) and/or DRS Advice(s) for Common Shares (other than Common Shares received upon the exercise or surrender of Incentives pursuant to the Arrangement), this duly completed and signed Letter of Transmittal and any other documents and instruments reasonably required by the Depositary, each certificate or DRS Advice that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the aggregate Cash Consideration and Share Consideration to which such former holder of the Common Shares is entitled under the Arrangement (other than in the case of Dissenting Shareholders, who will be treated in accordance with the Arrangement).

Subject to applicable Laws relating to unclaimed property, any certificate and/or DRS Advice formerly representing Common Shares that is not deposited with this duly completed and signed Letter of Transmittal and all other documents as required by the Arrangement, or any payment made by way of cheque from the Depositary pursuant to the Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Shareholder of any kind or nature against Crescent Point or Hammerhead. On such date, the aggregate Consideration to which the former holder of the Common Shares referred to in the preceding sentence was ultimately entitled, or the claim to payment under the Arrangement that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to Crescent Point, together with all entitlements to dividends or distributions thereon held for such former registered holder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

Whether or not Shareholders deposit the certificate(s) and/or DRS Advice(s) representing Common Shares held by them, at the Effective Date, Shareholders will cease to be shareholders of Hammerhead and will be entitled to receive only the Consideration to which they are entitled under the Arrangement. In the case of Common Shares held by Shareholders who duly exercise their Dissent Rights in accordance with the Arrangement, such Common Shares shall be deemed to be, without any further act or formality by or on behalf of the Dissenting Shareholder, transferred to, and acquired by, Crescent Point (free and clear of all Liens). See "Dissent Rights" in the Information Circular.

Please note that delivery of this Letter of Transmittal does not constitute a vote in favor of the Arrangement. To exercise your right to vote at the Meeting, you must complete and return the form of proxy that accompanied the Information Circular to Computershare Trust Company of Canada (as detailed in the Information Circular) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof. See "General Proxy Matters" in the Information Circular.

Shareholders should be aware that there may be tax considerations applicable to them with respect to the Arrangement under applicable tax Laws in Canada and other jurisdictions. Certain tax considerations are summarized in the Information Circular; however, such summary is not intended to be legal or tax advice, and Shareholders should consult their own tax advisors as to the tax consequences to them of the Arrangement with respect to their particular circumstances.

An Eligible Shareholder (as defined in the Plan of Arrangement) shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such Eligible Shareholder is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of its Common Shares to Crescent Point and receipt of the CPG Shares and Cash Consideration by providing two signed copies of the necessary prescribed election form(s) to Crescent Point (in the manner described in the Information Circular) no later than (i) if the Effective Date occurs on or before December 31, 2023, March 1, 2024; or (ii) if the Effective Date occurs after December 31, 2023, 90 days following the Effective Date, duly completed with the details of the number of Common Shares transferred and the applicable elected amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by Crescent Point and returned to such Eligible Shareholder by the earlier of (i) if the Effective Date occurs on or before December 31, 2023 and the forms are received by Crescent Point by March 1, 2024, April 15, 2024 and (ii) 60 days after the receipt thereof by Crescent Point for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such Eligible Shareholder. Crescent Point will not be responsible for the proper completion of any election form and, except for Crescent Point's obligation to return (within the time period described above) duly completed election forms which are received by Crescent Point within 90 days of the Effective Date, Crescent Point will not be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Shareholder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Crescent Point may choose to sign and return an election form received more than 90 days following the Effective Date, but Crescent Point will have no obligation to do so.

The procedure and forms required to complete the tax election are technical in nature and, as a result, Shareholders are urged to consult their own advisors as soon as possible regarding the deadlines and procedures for making the tax election which are appropriate to their circumstances. Further information on making the tax election is contained in the Information Circular under the section entitled "Certain Canadian Federal Income Tax Considerations".

All Shareholders must complete Box D, "U.S. Status" and should complete and submit either an IRS Form W- 9 or the appropriate IRS Form W-8 if they are a U.S. Person or are not a U.S. Person but provide an address in Box A that is located in the United States. See Instruction 11.

Please complete each of the steps set out below and carefully read the Instructions set out below before completing this Letter of Transmittal.

DEPOSIT OF COMMON SHARES

The undersigned registered Shareholder delivers to the Depositary the enclosed certificate(s) and/or DRS Advice(s) representing the Common Shares to be exchanged for the Consideration pursuant to and in accordance with the Arrangement, details of which are as follows:

DESCRIPTION OF COMMON SHARES DEPOSITED
Certificate Number(s) and/or DRS Advice Account Number(s), if applicable	Name in which Common Shares are Registered (please fill in exactly as name appear(s) on certificate(s) and/or DRS Advice(s))	Number of Common Shares Deposited

Total:

 (If space is not sufficient, please attach a list in the above form.)

□ Some or all of my certificates representing Common Shares have been lost, stolen or destroyed. (Check box if applicable and refer to Instruction 7.)

By completing this Letter of Transmittal, the undersigned hereby represents, warrants, acknowledges, covenants and agrees to and with Hammerhead, Crescent Point and the Depositary as follows:

1. represents and warrants that the undersigned is the legal and registered owner of the above listed Common Shares and has not sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the above listed Common Shares, or any interest therein, to any other person; has good title thereto, free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver such Common Shares (including any certificates representing same);

2. represents and warrants that the delivery and surrender of the undersigned's above listed Common Shares complies with applicable laws, and if the undersigned is a corporation, complies with its constating documents, and that the information provided herein by the Shareholder is true, accurate and complete as of the date hereof;

3. represents and warrants that the undersigned has not filed a notice exercising Dissent Rights;

4. acknowledges receipt of the Information Circular;

5. acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

6. represents and warrants that it is resident in the jurisdiction set out in "Address of Shareholder" on page 7 of this Letter of Transmittal;

7. unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of its above listed Common Shares;

8. acknowledges that if the Arrangement is approved at the Meeting, including any adjournment(s) or postponement(s) thereof, unless the Arrangement is not subsequently completed, the deposit of the Common Shares pursuant to this Letter of Transmittal is irrevocable and from and after the Effective Date, each certificate or DRS Advice which immediately prior to the Effective Date represented Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration to which the undersigned is entitled in accordance with the Arrangement;

9. upon the completion of the Arrangement, directs the Depositary to issue, or cause to be issued, the Consideration to which the undersigned is entitled pursuant to the Arrangement in the name indicated on page 7, or as set forth in Box A, as applicable, and to send such Consideration by first class insured mail, postage prepaid to the address as indicated on page 7, or in Box B, as applicable. If the undersigned wishes for the Cash Consideration to which it is entitled to be paid to the undersigned by wire transfer, the undersigned will be required to complete Box E, or otherwise attach to this Letter of Transmittal instructions in respect of such wire transfer, and the undersigned acknowledges that there is a fee of $100 plus taxes for each wire transfer sent to the undersigned, and agrees that such fee will be deducted from the Cash Consideration payable to the undersigned. If the undersigned wishes for the Depositary to hold its Consideration for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited, the undersigned will be required to complete Box C;

10. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of Common Shares for the Consideration pursuant to the terms of the Arrangement;

11. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

12. by virtue of execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Arrangement and the waiver of any defect or irregularity in the deposit of any Common Shares will be determined by Crescent Point, in its sole discretion, and that any such determination shall be final and binding and acknowledges there shall be no duty or obligation on Crescent Point, Hammerhead, the Depositary or any other person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice;

13. acknowledges that Crescent Point or Hammerhead may be required to disclose certain personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to stock exchanges (including the TSX, NASDAQ and/or NYSE), securities regulatory authorities, applicable tax authorities, the Depositary, any parties to the Arrangement (including their respective legal counsel) and as otherwise required by any applicable Law;

14. acknowledges and agrees that Crescent Point, Hammerhead and the Depositary (each, a "Withholding Agent") shall be entitled to deduct and withhold from any consideration otherwise payable to any former Shareholder or former Incentive Holder under the Arrangement, including from any dividend or other distribution payable on the CPG Shares deliverable to the undersigned, such amounts as the Withholding Agent is required to deduct and withhold from such consideration in accordance with the Tax Act, the U.S. Tax Code or any other provision of any applicable Law (it being understood and agreed that withholdings under section 116 of the Tax Act should not apply to any Common Shares or Incentives that are not taxable Canadian property or are excluded property for the purposes of the Tax Act). Any such amounts shall be deducted and withheld from the Consideration payable pursuant to the Arrangement and shall be treated for all purposes as having been paid to the former Shareholder or former Incentive Holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority;

15. authorizes the applicable Withholding Agent to sell or otherwise dispose of such portion of the CPG Shares otherwise issuable to the Shareholder as is necessary to provide sufficient funds to the Withholding Agent, to enable it to comply with such deduction or withholding requirement and Withholding Agent shall notify the Shareholder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such Shareholder any unapplied balance of the proceeds of such sale (after deducting applicable sale commissions and any other reasonable expenses relating thereto). To the extent that CPG Shares are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the Shareholder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. The Withholding Agent shall not be obligated to seek or obtain a minimum price for any of the CPG Shares sold or disposed of by it, nor shall the Withholding Agent be liable for any loss arising out of any such sale or disposition;

16. acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential tax consequences to it of the Arrangement;

17. acknowledges that the above-listed certificate(s) and/or DRS Advice(s) are hereby surrendered in exchange for the Consideration to which the undersigned is entitled to pursuant to the Arrangement;

18. acknowledges that the delivery of the Common Shares shall be effected, and the risk of loss of such Common Shares shall pass, only upon proper receipt thereof by the Depositary; and

19. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Crescent Point, Hammerhead and the Depositary that any contract contemplated by the Arrangement and this Letter of Transmittal, as well as any documents relating thereto be drawn up exclusively in the English language. En signant la presente lettre de transmission, le soussigne est repute avoir convenu avec Crescent Point, Hammerhead et le depositaire que tous les contrats decoulant de l'offre et de la presente lettre de transmission et tous les documents afferents soient rediges exclusivement en Anglais.

If the Arrangement is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) and/or DRS advice(s) (if applicable) representing Common Shares to the "Address of Shareholder" on page 7.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned hereby revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the above listed Common Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Common Shares.

The undersigned surrenders to Crescent Point, effective at the Effective Time, all right, title and interest in and to the above listed Common Shares and irrevocably appoints and constitutes an officer of Crescent Point or any other person designated by Crescent Point in writing as lawful attorney of the undersigned, with the full power of substitution to deliver the above listed Common Shares pursuant to the Arrangement and to effect the transfer of such Common Shares to Crescent Point, on the books of Hammerhead.

It is understood that the undersigned will not receive the Consideration in respect of the above listed Common Shares until the certificate(s) and/or DRS Advice(s) representing such Common Shares, if applicable, owned by the undersigned are received by the Depositary at the address specified on the back page of this Letter of Transmittal, together with such additional documents as the Depositary may reasonably require, and until the same are processed for payment by the Depositary. The undersigned further represents and warrants that the payment of the Consideration in respect of the above listed Common Shares will completely discharge any obligations of Hammerhead, Crescent Point and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein. The undersigned hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

[Remainder of Page Intentionally Left Blank]

Signature guaranteed by (if required under Instructions 3 and 4):	Dated:___________________________________

Authorized Signature	Signature of Shareholder (see Instructions 3 and 5)

Name of Guarantor (please print or type)	Address of Shareholder

Address of Guarantor (please print or type)	Daytime Telephone Number of Shareholder

Fax Number of Shareholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

THE IRS FORM W-9 AND INSTRUCTIONS ARE INCLUDED WITH THIS LETTER OF TRANSMITTAL.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

NOTE: FAILURE TO FURNISH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 24% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THE ATTACHED IRS FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 24% of the gross proceeds of such payment made to me may be withheld.

Signature of U.S. Person:	Date:

[Remainder of Page Intentionally Left Blank]

BOX E

WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A $100 (PLUS APPLICABLE TAXES) BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST.

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, THE DEPOSITARY WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED.

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS: ____________________________________________________

PHONE NUMBER: __________________________

INSTRUCTIONS

1. Use of Letter of Transmittal.

(a) This Letter of Transmittal (or a manually executed facsimile copy or portable document form hereof) validly completed and duly executed as required by the instructions set forth below, together with certificates and/or DRS Advice(s) representing the Common Shares, if any, and all other documents required by the terms of the Arrangement and this Letter of Transmittal, must be received by the Depositary at one of its offices specified on the back page of this Letter of Transmittal.

(b) The method used to deliver this Letter of Transmittal and any certificates and/or DRS Advice(s) representing Common Shares, if any, and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand-delivered to the Depositary at one of its offices specified on the back page of this Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used, a return receipt requested and that proper insurance be obtained.

Shareholders whose Common Shares are registered in the name of an intermediary/broker which holds their Common Shares on their behalf should contact their intermediary/broker for assistance in depositing those Common Shares.

2. Registration and Delivery Instructions. Box A - "Registration Instructions" must be completed by all Shareholders. In the event that Box A - "Registration Instructions" and Box B - "Special Delivery Instructions", as applicable, are not completed by a Shareholder, the Consideration to which a Shareholder is entitled pursuant to the Arrangement will be registered and issued in the name of such Shareholder as such name appears on the register of holders of Common Shares, and shall be delivered to the address otherwise indicated by the Shareholder, or where no such address is indicated, to the Shareholder's latest address appearing on the register of holders of Common Shares. See also Instruction 4 "Guarantee of Signatures" below.

3. Signatures. This Letter of Transmittal must be validly completed and duly signed by the registered holder of Common Shares (or by such Shareholder's duly authorized representative in accordance with Instruction 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the certificate(s) and/or DRS Advice(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) and/or DRS Advise(s) without any change whatsoever, and the certificate(s) need not be endorsed.

(b) If such transmitted certificate(s) and/or DRS Advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(c) If Common Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be validly completed and duly signed as required by these instructions for each different registration.

(d) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if the Consideration is to be issued to a person other than the registered Shareholder(s) as shown on the register of Common Shares maintained by Hammerhead's transfer agent:

(i) such deposited certificate(s) representing Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures. If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares, or if the Consideration is to be issued to a person other than the registered Shareholder(s) as shown on the register of Common Shares maintained by Hammerhead's transfer agent, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

5. Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Crescent Point, Hammerhead or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6. Miscellaneous.

(a) No Shareholders shall be entitled to receive any consideration with respect to Common Shares held by the Shareholder other than the Consideration to which such Shareholder is entitled to receive under the Arrangement and, for greater certainty, no such Shareholder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

(b) If the space on this Letter of Transmittal is insufficient to list all certificates and/or DRS Advice(s) representing Common Shares, additional certificate numbers and/or DRS Advice Account Number(s), as applicable, the name in which such Common Shares are registered and the number of Common Shares deposited may be included on a separate signed list affixed to this Letter of Transmittal.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at one of its offices at the addresses listed on the back page of this Letter of Transmittal.

(f) No alternative, conditional or contingent deposits will be accepted. All Shareholders by execution of this Letter of Transmittal waive any right to receive any notice of acceptance of Common Shares for payment.

(g) Crescent Point reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

7. Lost, Stolen or Destroyed Certificates. If a certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Shareholder who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to Crescent Point, Hammerhead and the Depositary, which bond is in form and substance satisfactory to Crescent Point, Hammerhead and the Depositary, each acting reasonably, and shall otherwise indemnify Crescent Point, Hammerhead and the Depositary to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

8. Fractional Shares. No fractional CPG Shares will be issued under the Arrangement. Where the aggregate number of CPG Shares issuable to a Shareholder would result in a fraction of a CPG Share being issuable, such Shareholder shall receive, in lieu of such fractional share, the nearest whole number of CPG Shares, as applicable. For greater certainty where such fractional interest is greater than or equal to 0.5, the number of CPG Shares to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of CPG Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares registered in the name of such Shareholder shall be aggregated without regard to any underlying beneficial ownership of such Common Shares.

9. Cessation of Rights. Subject to applicable Laws relating to unclaimed property, any certificate and/or DRS Advice formerly representing Common Shares that is not deposited with this duly completed and signed Letter of Transmittal and all other documents as required by the Arrangement, or any payment made by way of cheque by the Depositary pursuant to the Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Shareholder of any kind or nature against Crescent Point or Hammerhead. On such date, the aggregate Consideration to which the former holder of the Common Shares referred to in the preceding sentence was ultimately entitled, or the claim to payment under the Arrangement that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to Crescent Point, together with all entitlements to dividends or distributions thereon held for such former registered holder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

10. Direct Registration Statement

(a) CPG Shares to be issued pursuant to the Arrangement will be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your CPG Shares in "book-entry" form without having a physical certificate issued as evidence of ownership. Instead, your CPG Shares will be held in your name and registered electronically in Crescent Point's records, which will be maintained by its transfer agent, Computershare Trust Company of Canada, as transfer agent ("Computershare"). The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

(b) Upon completion of the Arrangement you will receive initial DRS Advice(s) acknowledging the number of CPG Shares you hold in your DRS account. Each time you have any movement of CPG Shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request DRS Advice(s) at any time by contacting Computershare.

(c) At any time you may request a certificate for all or a portion of the CPG Shares held in your DRS account. Simply contact Computershare with your request. A certificate, as applicable, for the requested number of CPG Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

(d) For more information, please contact Computershare at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (outside of North America) or you can email Computershare at corporateactions@computershare.com.

11. U.S. Persons and Form W-9

(a) For purposes of this Letter of Transmittal, a "U.S. Person" is a beneficial owner of Common Shares that is: (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

(b) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) or a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

(b) United States federal income tax law generally requires that a U.S. Person who receives Consideration in exchange for Common Shares provide the Depositary with its correct Taxpayer Identification Number ("TIN"), which, in the case of a holder of Common Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service (the "IRS") and backup withholding in an amount equal to 24% of the Consideration received hereunder. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained by the holder from the IRS, provided that the required information is furnished to the IRS.

(c) To prevent backup withholding, each U.S. Person must provide its correct TIN by properly completing the Form W-9 included with this Letter of Transmittal, which requires such holder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such holder is awaiting a TIN); (b) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (c) that the holder is a U.S. person (including a U.S. resident alien).

(d) Certain U.S. Persons are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of the Form W-9, specify its "exempt payee code" and "exemption from FATCA reporting code", as applicable, in the "Exemptions" box in accordance with the instructions of IRS Form W-9 on such form, and sign and date the form.

(e) If a U.S. Person does not have a TIN, such holder should: (a) consult with its own U.S. tax advisor on applying for a TIN; (b) write "Applied For" in the space for the TIN in Part I of the Form W -9; and (c) sign and date the Form W-9 and the Certification of Awaiting Taxpayer Identification Number set out in this Letter of Transmittal and Election Form. In such case, the Depositary may withhold 24% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the IRS.

(f) If the Form W-9 is not applicable to a registered Shareholder that checked the first box of Box D "U.S. Status" or that checked the second box of Box D "U.S. Status" and provided an address above in Box A that is located in the United States, such holder will instead need to submit to the Depositary an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury, or otherwise establish an exemption from backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8BEN-E, W-8EXP or other form) may be obtained from www.irs.gov or by contacting the Depositary.

(g) Crescent Point, Hammerhead and the Depositary reserve the right, in their discretion, to take whatever steps are necessary to comply with their obligations regarding backup withholding.

A HOLDER WHO FAILS TO PROPERLY COMPLETE AND SUBMIT THE IRS FORM W-9 INCLUDED WITH THIS LETTER OF TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH U.S. PERSON IS REQUIRED TO FURNISH AN IRS FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8.

Offices of the Depositary

COMPUTERSHARE INVESTOR SERVICES INC.

By Ordinary Mail:

P.O. Box 7021

31 Adelaide St E

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

By Hand, Courier or Registered Mail:

100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

Attention: Corporate Actions

For Inquiries Only:

Toll Free: 1-800-564-6253

Outside North America: 1-514-982-7555

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone numbers and locations set out above.

The Depositary is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. The Depositary may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. The Depositary will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See **Specific Instructions** on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ________

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ - ☐☐ - ☐☐☐☐

or

Employer identification number

☐☐ - ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person ▶** **Date ▶**

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X Form **W-9** (Rev. 10-2018)

Form W-9 (Rev. 10-2018) Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting,* later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code,* later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships,* earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code,* later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018) Page 3

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C corporation, or S corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC
• LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.	Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018) Page **4**

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note: See *What Name and Number To Give the Requester,* later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.SSA.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/Businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. Go to *www.irs.gov/Forms* to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to *www.irs.gov/OrderForms* to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code,* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 10-2018) Page 5

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships,* earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018) Page 6

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at *spam@uce.gov* or report them at *www.ftc.gov/complaint*. You can contact the FTC at *www.ftc.gov/idtheft* or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see *www.IdentityTheft.gov* and Pub. 5027.

Visit *www.irs.gov/IdentityTheft* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.